September 28, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jeffrey B. Werbitt

Re:	Innova Holdings, Inc.
Form SB-2, filed August 21, 2006 (File No. 333-136772)
Form 10-KSB for the fiscal year ended December 31, 2005
Filed on April 24, 2006 (File No. 0-33231)

Dear Ms. Jacobs:

On behalf of Innova Holdings, Inc. (“Innova” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filings as set forth in the comment letter of September 15, 2006.

Form SB-2

Prospectus Summary, page 5

1.
We note that any issuance of’ shares of common stock pursuant to the Securities Purchase Agreement that would require Innova to issue shares of common stock in excess of its authorized capital is contingent upon obtaining security holder approval to effect a reverse stock split of the issued and outstanding shares of common stock, Please revise your disclosure to explain the consequences to Innova and the impact on the Securities Purchase Agreement if security holders do not approve the above referenced reverse stock split. Your disclosure should discuss any potential liability as a result of the contractual relationship between Innova and Cornell Capital.

Response:

We have revised the registration statement under the subheading “Recent Financing Transaction” in the prospectus summary on page 6 to disclose the consequences if stockholders do not approve the reverse stock split that would provide for sufficient authorized shares available for issuance under the convertible securities issued to Cornell Capital. In addition, we have disclosed the contractual obligations associated with the terms of the convertible securities that could subject the Company to liability for failure to obtain the stockholder approval for the reverse stock split. Further, please take note of the second risk factor on page 11 of the registration statement which sets forth the risks associated with not obtaining the requisite stockholder approval for the reverse split.

Plan of Distribution, page 43

2.
You disclose that the selling security holders may sell the common stock “[i]n connection with short sales of company shares.” However, we note your disclosure on page 6 that “Cornell has agreed not to short any of the shares of common stock.” Please revise to reconcile or otherwise advise.

Response:

Section 4(l) of the July 2006 Securities Purchase Agreement which the Company entered into with Cornell Capital states that Cornell agrees that it will not, and will cause its affiliates not to, engage in any short sales of or hedging transactions with respect to the Company’s common stock as long as any convertible debentures remain outstanding. Accordingly, we have revised the registration statement on page 43 and 44 under the section “Plan of Distribution” to delete the disclosure which states that the selling stockholder may engage in short sales of the Company’s common stock.

Part II, page II-1

Item 28. Undertakings, page II-8

3.
Please revise your registration statement to include all undertakings that apply to this offering. In this regard, it appears as though Innova is subject to rule 430C and should include any corresponding undertakings. Also, it appears as though your registration statement includes undertakings that are not applicable to this offering. For example, we note that subsection (4) of your undertakings reference a primary offering of securities. Please revise or advise.

Response:

We have revised the registration statement under Item 28, Undertakings, to include all undertakings which apply to the offering, including, the undertakings corresponding to Rule 430C. In addition, we have deleted the undertakings which are not applicable to the offering, including, but not limited to, prior subsection (4) which references a primary offering of securities.

Form 10-KSB for the year ended December 31, 2005

4.	Please revise to disclose the information required by Item 308(c) of Regulation S--B. See Item 8A of Form 10-KSB.

Response:

We have revised the Company’s annual report on Form 10-KSB for the fiscal year ended December 31, 2005 under Item 8A., Controls and Procedures, to disclose the information required by Item 308(c) of Regulation S--B.

Very Truly Yours, /s/ Eric A. Pinero Eric A. Pinero